Exhibit 99.1

First High-School Education Group Announces Director Appointment

Beijing, China, May 10, 2021 /PRNewswire/ — First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (NYSE: FHS), the largest operator of private high schools in Western China and the third largest operator in China1, today announced the appointment of Mr. Pengwei Luo (“Mr. Luo”) as a director of the Company’s board of directors (the “Board”), effective from May 10, 2021. Upon the effectiveness of Mr. Luo’s appointment, the Board will consist of five directors, including two independent directors.

Mr. Luo is the founder and the managing director of Spring River Greater China Fund, which he founded in 2014. Mr. Luo manages and supervises the daily operation of ten asset management companies since July 2020. From 2010 to 2014, Mr. Luo served as a portfolio manager at Yinhua Fund Management Co., Ltd. From 2005 to 2009, Mr. Luo served as a portfolio manager at the asset management department at Huatai United Securities Co., Ltd. From 2002 to 2004, Mr. Luo worked as a project manager at the investment banking group of Guotai Junan International Holdings Limited, a company listed on the Hong Kong Stock Exchange (stock code: 1788). Mr. Luo received a master’s degree in economics from Jiangxi University of Finance and Economics in 2001.

On April 29, 2021, Spring River Greater China Fund filed Schedule 13G disclosing its beneficiary ownership of 6.7% in First High-School Education Group. On May 8, 2021, the Company entered into an option to buy agreement with Spring River Greater China Fund, pursuant to which, it was granted an option and right to buy an equivalent of 1,850,000 American Depositary Shares (“ADSs”), as represented by Class A ordinary shares of the Company during the option period for the full price equivalent to US$10.00 per ADS.

Mr. Shaowei Zhang, Chairman and chief executive officer of First High-School Education Group commented: “The assignment of Mr. Luo from Spring River Greater China Fund reflects investor confidence in the Company’s long-term growth and potential value. We are greatly honored to have Mr. Luo to join our Board. He is a highly accomplished and widely respected leader in finance with extensive experience in business operation and corporate and regulatory authority. We are confident that he will provide valuable perspectives on the business strategy and on compliance for First High-School Education Group.”

About First High-School Education Group

First High-School Education Group is the largest operator of private high schools in Western China and the third largest operator in China1. First High-School Education Group has a network of 19 schools, offering 14 high school programs, seven middle school programs and four tutorial school programs for Gaokao repeaters, as of December 31, 2020. All of schools of the Company are strategically located in Western China. The Company aspires to become a leader and innovator of private high school education in China. For more information, please visit https://ir.diyi.top/.

[1]	In terms of student enrollment as of December 31, 2019, according to an industry report commissioned by First High-School Education Group and prepared by China Insights Industry Consultancy Limited.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For Investor and Media Inquiries Please Contact:

In China:

First High-School Education Group

Lillian Liu

Tel: +86-13062818313

E-mail: liuyi@longspringedu.com

The Blueshirt Group

Ms. Susie Wang

Phone: +86 138-1081-7475

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com